3 E NETWORK TECHNOLOGY GROUP LTD
B046 of Room 801, 11 Sixing Street
Huangge Town, Nansha District
Guangzhou, Guangdong Province, PRC

August 8, 2024

Mariam Mansaray

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	3 E Network Technology Group Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed July 1, 2024
File No. 333-276180

Dear Mr. Chen:

This letter is in response to the letter dated July 23, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to 3 E Network Technology Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Third Amendment to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1

Capitalization, page 69

1.	Please revise to remove the pro forma presentations as of June 30, 2023. In this regard, pro forma information should only be as of the most recent balance sheet included in the filing. Refer to Article 11-02(c) of Regulation S-X. Similar concerns apply to your dilution disclosures on page 70.

Response: In response to the Staff’s comment, we have removed the pro forma presentations as of June 30, 2023 in capitalization and dilution disclosures on page 69 and 70 of the Amended Registration Statement, respectively.

General

Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission

August 8, 2024

2.	Please update your financial statements or file the necessary representations as to why such update is not necessary as an exhibit to this filing. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

Response: In response to the Staff’s comment, we have filed Exhibit 99.7 Request for Waiver and Representation under Item 8.A.4 of Form 20-F to the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

[Signature Page Follows]

Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission

August 8, 2024

By:	/s/ Ye Tao
Ye Tao
Co-Chief Executive Officer

Jinhua (Anna) Wang, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter – 3E Network Technology Group Ltd]